**BERU** Aktiengesellschaft
**Mörikestr. 155**
**D-71636 Ludwigsburg**
**Deutschland**
**Tel.: +49/7141/132-246**
**Fax: +49/7141/132-586**



**Corporate Communications Investor Relations**



| | |
|---|---|
| **From/Von:** | **Katrin Salwig/SIR** |
| **Date/Datum:** | **15.9.2004** |
| **To/An:** | **Securities and Exchange Commission**<br>Division of Corporate Finance<br>Office of International Corporate Finance<br>450 Fifth Street, N.W.<br>Washington DC, 20549 |
| **Fax:** | **001-202 942 9624** |



**BERU Aktiengesellschaft. Exemption number: 82-34 750**

Dear Sir, Madame,

please find as page 1-2 the BERU AG press release:

*BERU Annual Shareholders' Meeting approves unchanged dividend of €1.10 and authorization for share buyback*

Your´s sincerly

i.A. Katrin Salwig

Katrin Salwig
Corporate Communications/Investor Relations



dlw 9/16

Press information

BERU

# BERU Annual Shareholders' Meeting approves unchanged dividend of €1.10 and authorization for share buyback



Ludwigsburg, September 15, 2004. **The Annual Shareholders' Meeting for the 2003/04 financial year of BERU Aktiengesellschaft was held yesterday at the Ludwigsburg Forum. At the meeting, the shareholders approved the distribution of a dividend of €1.10 per share and elected as members of the company's Supervisory Board Mr. Gregor Böhm, Chief Executive of The Carlyle Group Private Equity Beteiligungsmanagement GmbH, Munich, and Dr. Volker Grub, lawyer and senior partner of the law firm, Wellensiek, Grub & Partner, Stuttgart.**

**High equity representation of 73%**

With a high attendance of 700 shareholders and guests, 73,1% (2003: 74.7%) of the equity capital was represented at the Annual Shareholders' Meeting of the Ludwigsburg manufacturer of diesel cold-start technology and ignition technology. With this strong rate of participation, BERU AG has once again achieved one of the highest attendance levels at shareholders' meetings in Germany.

**Approval for the proposals of the management**

The meeting approved the proposal for the appropriation of the balance-sheet profit and ratified the actions of the Executive Board and of the Supervisory Board with 97.8% and 97.4% of the vote respectively. The company of accountants, Bayerische Treuhandgesellschaft Aktiengesellschaft of Munich, was once again elected as external auditors for the 2004/05 financial year.

**Authorization for share buyback**

With a 97.9% approval rate, the shareholders voted to authorize the company to buy back its own shares up to a limit of 10% of the capital stock.

**Gregor Böhm and Dr. Volker Grub elected to the Supervisory Board**

Mr. Gregor Böhm, Chief Executive of The Carlyle Group Private Equity Beteiligungsmanagement GmbH, Munich, and Dr. Volker Grub, lawyer and senior partner of the law firm Wellensiek, Grub & Partner, Stuttgart, who were both initially appointed as new members of the Supervisory Board in early April 2004 by the Registrar of Companies of the Ludwigsburg District Court, were confirmed in these positions by election of the Annual Shareholders' Meeting for the period until the end of the shareholders' meeting which decides on the ratification of the actions of the board members for the 2004/05 financial year.

A motion calling for a special audit was rejected by the meeting with 97.5% of the votes.

**Executive Board Chairman confirms goals for the year**

Chairman of the Executive Board Marco von Maltzan looked back on a successful financial year. Sales revenues increased by more than 16% from €304.5 million to €354.5 million despite a difficult economic environment. BERU achieved its goal of "15x15" – 15% more sales revenues with an EBIT margin of at least 15%.

BERU Aktiengesellschaft. Sitz Ludwigsburg, Amtsgericht Ludwigsburg HRB 5087 **Aufsichtsratsvorsitzender:** Heinrich Rutt · **Vorstand:** Marco v. Maltzan (Vors.), Dr. Rainer Podeswa
ILN 40 14427 00000 6 · **USt.-Id.Nr:** VAT Legisl.: Code d'id TVA: DE 812 173 364 · **Steuer Nr.** 71390/00823 · **Telefon:** ++49-7141-132-0 · **Telefax:** ++49-7141-13 23 50 Zentrale · **www.beru.com**
Banken/Bankers/Banques
• BW-Bank Ludwigsburg - Konto: 8323737000, BLZ: 60430060, Swift-/BIC Code: BWBKDE6S600
• Deutsche Bank Ludwigsburg - Konto: 13206900, BLZ: 60470082, Swift-/BIC Code: DEUTDESS604
• Commerzbank Ludwigsburg - Konto: 735044000, BLZ: 60440073, Swift-/BIC Code: COBADEFF604
• Kreissparkasse Ludwigsburg - Konto: 18700, BLZ: 60450050, Swift-/BIC Code: SOLADES1LBG
• CIAL Straßburg - Konto: 00023672501, RIB: 10037 33085 00023672501 34, Swift-/BIC Code: CMCIFR2S

"In the current 2004/05 financial year, sales revenues including the contribution from our French company, BERU Eyquem, which will contribute for a full financial year for the first time, are planned to grow by at least 13%. And we intend to boost our operating profit by a similar rate," stated Marco von Maltzan at yesterday's Annual Shareholders' Meeting.

Further information can be obtained from:

BERU AG

Corporate Communications & Investor Relations

Tel.: +49 (0)7141 132 246

E-mail: corporate-communications@beru.de